Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Genaera Corporation:

We consent to the use of our reports dated March 15, 2005, with respect to the balance sheets of Genaera Corporation as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 22, 2005